SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

pope resources,

A Delaware Limited Partnership

(Name of Issuer)

Partnership Units

(Title of Class of Securities)

732857107

(CUSIP Number)

James H. Dahl 4314 Pablo Oaks Court Jacksonville, FL 32224 (904) 334-5566 With copy to: Ivan A. Colao, Esq. Holland & Knight LLP 50 North Laura Street, Suite 3900 Jacksonville, FL 32202 (904) 353-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. IDENTIFICATION No. (Entities Only) James H. Dahl
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 360,231
	8	Shared Voting Power 154,741
	9	Sole Dispositive Power 360,231
	10	Shared Dispositive Power 154,741
11	Aggregate Amount Beneficially Owned by each Reporting Person 514,972
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.8%*
14	Type of Reporting Person IN

* This calculation is based on 4,359,639 Units outstanding as of April 30, 2018 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 8, 2018.

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1	Name of Reporting Person I.R.S. IDENTIFICATION No. (Entities Only) William L. Dahl
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 154,741
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 154,741
11	Aggregate Amount Beneficially Owned by each Reporting Person 154,741
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.6%*
14	Type of Reporting Person IN

* This calculation is based on 4,359,639 Units outstanding as of April 30, 2018 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 8, 2018.

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Item 1. Security and Issuer.

The Reporting Persons (as defined below) hereby amend the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2011, and subsequently amended on February 9, 2012, February 10, 2012, February 5, 2013, February 3, 2014, and February 5, 2016.

This Statement on Schedule 13D relates to the Partnership Units (“Units”) of Pope Resources, A Delaware Limited Partnership (the “Issuer”), having a principal executive office at 19950 7th Avenue NE, Suite 200, Poulsbo, WA 98370.

Item 2. Identity and Background.

(a)-(c) This Statement on Schedule 13D is being filed by (i) James H. Dahl and (ii) William L. Dahl (each, a “Reporting Person” and collectively, the “Reporting Persons”).

The name, business address and present principal occupation of the Reporting Persons are as follows: (a) James H. Dahl, 4314 Pablo Oaks Court, Jacksonville, FL 32224, Founding Partner of Rock Creek Capital; and William L. Dahl, 4314 Pablo Oaks Court, Jacksonville, FL 32224, Chief Financial Officer of James Dahl & Company.

The Reporting Persons have entered into a joint filing agreement, dated as of June 18, 2018, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(d)       During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither of the Reporting Persons has been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to beneficially own 514,972 Units, in aggregate. The amount and source of the funds for the transactions pursuant to which the Reporting Persons may be deemed to beneficially own such Units were approximately $20,610,804 in aggregate purchase price for 514,972 Units, derived from: (i) in the case of James H. Dahl, personal funds of James H. Dahl and funds from the following trusts for which James H. Dahl serves as trustee: IRA FBO James H. Dahl (ROTH II Account – Jefferies), IRA FBO James H. Dahl (ROTH Conversion Account) and Kathleen M Dahl Irrevocable Trust; and (ii) in the case of William L. Dahl, personal funds of William L. Dahl and funds from the following trusts for which William L. Dahl serves as trustee: James H. Dahl Trust FBO Kathryn Whitten Dahl, Dahl Family Foundation, Inc. and James H. Dahl Trust FBO James Andrew Dahl.

No additional purchases have been made or are anticipated therefore no funds were used in connection with the transactions requiring the filing of this Statement on Schedule 13D.

Item 4. Purpose of the Transaction.

On June 18, 2018, the Reporting Person James H. Dahl sent a letter to Maria M. Pope, a director of the Issuer, publicly imploring the Board of Directors and the General Partners of the Issuer to immediately engage with any and all interested acquirers and encouraging other Unit holders to express their views to the Board of Directors and General Partners of the Issuer for a better outcome for all partners of the Issuer than the status quo. The full text of the letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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Depending on overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Units at prices that would make the purchase or sale of Units desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Units on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors and General Partners of the Issuer, engaging in discussions, understandings or agreements with Unit holders of the Issuer or other third parties about the Issuer and the investment of the Reporting Persons or the voting of Units, purchasing additional Units, selling some or all of their respective Units, engaging in short selling of or any hedging or similar transaction with respect to Units, including swaps and other derivative instruments, or changing their respective intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a)       According to the most recently filed Quarterly Report on Form 10-Q of the Issuer for the quarter ended March 31, 2018, filed with the SEC on May 8, 2018, the Issuer had 4,359,639 Units outstanding as of April 30, 2018. Each Reporting Person may be deemed to have the following beneficial ownership of Units of the Issuer: (i) James H. Dahl may be deemed to beneficially own 514,972 Units (or 11.8% of the total number of Units outstanding); and (ii) William L. Dahl may be deemed to beneficially own 154,741 Units (or 3.6% of the total number of Units outstanding). All holdings in this Statement on Schedule 13D are reported as of the closing of business on June 15, 2018.

(b)       James H. Dahl has sole power to vote and dispose of 360,231 Units: including: (i) 147,652 Units held directly, (ii) 132,314 Units held by IRA FBO James H. Dahl (ROTH II Account – Jefferies); (iii) 53,854 Units held by IRA FBO James H. Dahl (ROTH Conversion Account); and (iv) 26,411 Units held by Kathleen M Dahl Irrevocable Trust.

The Reporting Persons have shared power to vote and dispose of 154,741 Units: (i) 102,842 Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl; (ii) 29,250 Units held by Dahl Family Foundation, Inc.; (iii) 21,879 Units held by James H. Dahl Trust FBO James Andrew Dahl; (iv) 400 Units held by William L. Dahl, Traditional IRA; (v) 200 Units held by William L. Dahl, ROTH IRA; and (vi) 170 Units held by Theresa A. Dahl, ROTH IRA, the spouse of William L. Dahl. Neither James H. Dahl nor any member of his family have any pecuniary interest in Units held by the Dahl Family Foundation, Inc.

The numbers of Units reported above exclude the following, to which the Reporting Persons disclaim beneficial ownership: (i) 2,525 Units owned by an adult member of James H. Dahl’s household; and (ii) 6,521 Units held by James H. Dahl Irrevocable Trust, James Schmitt Trustee.

(c)       There were no transactions that were effected in the Units during the past sixty days by any Reporting Person.

(d)       No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this Statement on Schedule 13D.

(e)       Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 of this Statement on Schedule 13D, the agreement set forth on Exhibit 99.1 attached hereto and incorporated herein by reference and the letter set forth on Exhibit 99.2 attached hereto and incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between the Reporting Persons and any person with respect to any Units of the Issuer, including, but not limited to, transfer or voting of any of the Units, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated June 18, 2018, by and between James H. Dahl and William L. Dahl
99.2	Letter, dated June 18, 2018, by James H. Dahl to Maria M. Pope, a director of Pope Resources, A Delaware Limited Partnership

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 18, 2018

/s/ James H. Dahl
James H. Dahl

/s/ William L. Dahl
William L. Dahl

[Signature Page of Schedule 13D – Pope Resources]

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement, dated June 18, 2018, by and between James H. Dahl and William L. Dahl
99.2	Letter, dated June 18, 2018, by James H. Dahl to Maria M. Pope, a director of Pope Resources, A Delaware Limited Partnership

[Exhibit Index]